News Release 19-03

February 21, 2019
SSR MINING REPORTS FOURTH QUARTER AND YEAR-END 2018 RESULTS
VANCOUVER, B.C. - SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) reports consolidated financial results for the fourth quarter and year ended December 31, 2018.

Paul Benson, President and CEO said, “SSR Mining had another successful year in 2018 as we continued our track record of achieving production and cost guidance for the seventh consecutive year while transitioning to commercial production at Chinchillas. We maintained a strong balance sheet after a year of investment that brought a new mine into production, delivered reserve growth and included our strategic investment in SilverCrest Metals.
Looking ahead, 2019 consolidated gold production is forecast to grow to nearly 400,000 gold equivalent ounces as all three operations increase output, including our newest mine, Chinchillas, which is ramping up to steady-state operations. And by 2021, our production profile is expected to grow to 440,000 gold equivalent ounces, not including the potential upside at Marigold or success from our brownfield exploration programs. With nearly $420 million of cash and an outlook of increasing production and higher margins, we are well positioned to continue our track record of creating value for shareholders."

Fourth Quarter and Year-End 2018 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪
Achieved annual production and cost guidance: Achieved initial guidance for the seventh consecutive year by delivering gold equivalent production of over 345,000 ounces at cash costs of $736 per payable gold equivalent ounce sold.

▪
Continued our track record of Mineral Reserves growth: Successful exploration activities in 2018 increased gold Mineral Reserves at the Marigold mine to 3.3 million ounces and at the Seabee Gold Operation to 608,000 ounces.

▪
Delivered record annual gold production at Seabee: The operation achieved its fifth consecutive annual production record, producing 95,602 ounces of gold, exceeding the top end of our upwardly revised annual guidance. Annual cash costs were $505 per payable ounce of gold sold.

▪
Strong operating performance at Marigold: Delivered quarterly gold production of 54,306 ounces, resulting in annual production of 205,161 ounces of gold. Reported annual cash costs of $723 per payable ounce of gold sold, at the lower end of our improved guidance.

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

▪	Delivered updated Marigold life of mine plan: Released updated plan on June 18, 2018, outlining a ten-year mine life, 30% growth in production through 2021, and robust economics.

▪
Declared commercial production at Chinchillas: The mine achieved commercial production on December 1, 2018, marking a major milestone as we reached sustainable ore delivery from the Chinchillas mine to the Pirquitas plant. In December 2018, the Pirquitas mill operated at 3,605 tpd, processing exclusively Chinchillas ore.

▪
Investment in high-grade Las Chispas project: In the fourth quarter we purchased 9.7% of the issued and outstanding common shares of SilverCrest Metals Inc. for $23 million. SilverCrest's Las Chispas project represents exposure to an exciting high-grade development project with exploration upside in a favourable mining jurisdiction and compelling near-term development catalysts.

▪	Balance sheet remains strong: Cash and marketable securities totaled $449 million at year-end 2018 after project development and investments for 2019 growth and beyond.

SSR Mining Inc.	PAGE 2

Marigold Mine, U.S.

	Three months ended				Total
Operating data	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	2018	2017
Total material mined (kt)	17,039	21,284	15,958	16,150	70,431	69,011
Waste removed (kt)	11,361	14,411	8,083	9,052	42,907	43,422
Total ore stacked (kt)	5,679	6,873	7,875	7,099	27,526	25,589
Strip ratio	2.0	2.1	1.0	1.3	1.6	1.7
Mining cost ($/t mined)	1.86	1.51	1.92	1.80	1.76	1.68
Gold stacked grade (g/t)	0.34	0.32	0.42	0.37	0.37	0.35
Processing cost ($/t processed)	1.27	1.12	0.86	0.93	1.03	0.92
Gold recovery (%)	72.9	72.3	74.4	73.6	73.5	73.0
General and admin cost ($/t processed)	0.51	0.50	0.41	0.42	0.45	0.46

Gold produced (oz)	54,306	58,459	49,436	42,960	205,161	202,240
Gold sold (oz)	50,550	59,612	46,644	42,078	198,884	200,192

Realized gold price ($/oz) (1)	1,227	1,207	1,304	1,331	1,261	1,254

Cash costs ($/oz) (1)	760	711	700	720	723	647
AISC ($/oz) (1)	995	965	981	954	974	896

Financial data ($000s)
Revenue	61,861	71,848	60,752	55,880	250,341	250,825
Income from mine operations	9,977	13,254	14,670	12,312	50,213	66,666
Capital expenditures (2)	8,328	25,461	14,481	4,665	52,935	20,364
Capitalized stripping	1,208	2,529	850	2,902	7,489	22,863
Exploration expenditures (3)	2,096	2,956	3,243	1,914	10,209	4,900

(1)
We report the non-GAAP financial measures of realized gold price, cash costs and all-in sustaining costs ("AISC") per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. See “Cautionary Note Regarding Non-GAAP Measures”.

(2)	Includes expansion capital expenditure of $22 million for the twelve months ended December 31, 2018.

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

In 2018, the Marigold mine produced 205,161 ounces of gold, surpassing the upper end of our revised production guidance. This compares to 202,240 ounces of gold produced in 2017. For the full-year, gold sales were 198,884 ounces due to bullion inventory increasing in the fourth quarter relative to the previous quarter, which we expect to sell in the first quarter of 2019.

Material mined during the year totaled 70.4 million tonnes, a 2% increase as compared to 2017. The mine achieved record annual ore tonnes delivered to the leach pads with over 27.5 million tonnes stacked.

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During the fourth quarter of 2018, 17.0 million tonnes of material were mined, down 20% from the third quarter due to scheduled maintenance on the electric rope shovel and longer haul cycles. Construction delays deferred the new leach pad commissioning to the first quarter of 2019 and solution application commenced in January 2019.

Approximately 5.7 million tonnes of ore were delivered to the heap leach pads at a gold grade of 0.34 g/t during the fourth quarter. This compares to 6.9 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.32 g/t in the third quarter. Gold grade mined in the fourth quarter was 6% higher than the third quarter due to mining deeper in the current phase of the Mackay pit. The strip ratio declined to 2.0:1 in the quarter, a 5% reduction compared to the previous quarter.

In the fourth quarter of 2018, the Marigold mine produced 54,306 ounces of gold, representing a 7% reduction as compared to the previous quarter.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include all costs of inventory, refining costs and royalties, of $760 per payable ounce of gold sold in the fourth quarter of 2018 were 7% higher than the previous quarter primarily due to planned lower grades mined in the second half of the year. Total mining costs of $1.86 per tonne in the fourth quarter of 2018 were 23% higher than in the previous quarter due to fewer tonnes mined. Processing and general and administrative unit costs were higher in the fourth quarter of 2018 than in the third quarter of 2018 due to lower tonnes mined and processed. Processing and general and administrative costs in the current quarter were comparable on an absolute basis to the preceding quarter while mining costs declined. Cash costs per payable ounce of gold sold in 2018 were $723, higher than the $647 per payable ounce of gold sold in 2017, mainly due to higher leach pad opening inventory unit costs in 2018 relative to 2017.

AISC in the fourth quarter of 2018 was $995 per payable ounce of gold sold compared to $965 in the third quarter due to increased capital spending mostly related to mobile equipment and construction of a new leach pad. AISC of $974 per payable ounce of gold sold in 2018 increased from $896 in 2017, primarily due to higher capital investments and exploration partially offset by lower capitalized stripping.

Mine sales

A total of 50,550 ounces of gold were sold at an average realized price of $1,227 per ounce during the fourth quarter of 2018, a decrease of 15% from the 59,612 ounces of gold sold at an average realized price of $1,207 per ounce during the third quarter of 2018. In 2018, gold sales decreased marginally and totaled 198,884 ounces, compared to 200,192 ounces in 2017.

Exploration

Exploration at Marigold in 2018 successfully replaced mine depletion with growth in Mineral Reserves compared to the end of 2017. Mineral Reserves increased to 3.30 million gold ounces (201.5 million tonnes at an average gold grade of 0.47 g/t), while Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) totaled 5.56 million gold ounces (354.5 million tonnes at an average gold grade of 0.47 g/t).

SSR Mining Inc.	PAGE 4

Drilling activities during the fourth quarter of 2018 targeted infill drilling and upgrade of Mineral Resources at Red Dot and growth at various phases of the Mackay Pit, with work also targeting resource addition. This is consistent with our longer-term objective of completing the necessary infill and geotechnical drilling to complete pit designs and an economic evaluation over the entire Red Dot area by mid-year 2019. During the quarter, we completed 21,260 meters of drilling in 60 reverse circulation ("RC") holes at the Mackay pit and within the Red Dot area. RC drilling for the year totaled 93,276 meters in 259 RC holes.

Following our exploration news release of November 6, 2018, we have received results from an additional 33 RC drill holes that targeted Mineral Resource portions of the Red Dot deposit and its northern extensions. This contributed, in part, to success in achieving our objective of converting Mineral Resources to Mineral Reserves.

For 2019, we are planning 60,000 meters of drilling as our exploration focus returns to resource growth on the prospective Valmy, East Basalt, and North and South Red Dot areas.

SSR Mining Inc.	PAGE 5

Seabee Gold Operation, Canada

	Three months ended				Total	2017
Operating data	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	2018
Total ore milled (t)	86,447	88,273	84,010	93,269	351,999	330,415
Ore milled per day (t/day)	940	959	923	1,036	964	905
Gold mill feed grade (g/t)	10.20	9.52	7.95	8.95	9.16	8.25
Mining cost ($/t mined)	57	48	60	59	56	68
Processing cost ($/t processed)	26	26	27	21	25	23
Gold recovery (%)	97.6	97.1	97.3	97.4	97.4	97.4
General and admin cost ($/t processed)	63	47	62	53	56	54

Gold produced (oz)	20,473	27,831	23,582	23,716	95,602	83,998
Gold sold (oz) (1)	21,711	29,175	20,512	20,012	91,410	86,087

Realized gold price ($/oz) (2)	1,236	1,210	1,306	1,340	1,267	1,259

Cash costs ($/oz) (2)	502	447	616	481	505	602
AISC ($/oz) (2)	743	596	854	896	755	843

Financial data ($000s)
Revenue	26,890	35,270	26,706	26,789	115,655	108,334
Income from mine operations	7,347	11,061	5,703	6,672	30,783	15,644
Capital expenditures	625	968	1,035	4,426	7,054	7,190
Capitalized development	2,910	1,812	2,069	2,283	9,074	8,294
Exploration expenditures (3)	1,661	2,860	2,745	2,032	9,298	5,959

(1)	Beginning with the first quarter of 2018, the holder of the 3% net smelter return royalty elected to receive its royalty in-kind and we will no longer report these ounces within gold sold.

(2)
We report the non-GAAP financial measures of realized gold price, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. See “Cautionary Note Regarding Non-GAAP Measures”.

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

The Seabee Gold Operation produced 95,602 ounces of gold in 2018, an annual production record resulting from an improved milling rate and higher gold grade.

In 2018, the operation milled 351,999 tonnes of ore, 7% higher than 2017 and another operating record, largely due to our ongoing Operational Excellence initiatives. During the year, average gold mill feed grade was 9.16 g/t, 11% higher compared to the average gold grade milled in 2017. The Santoy mine supplied 93% of ore milled, predominantly from long hole stopes; the remaining ore was sourced from the Seabee mine, which was closed in the second quarter of 2018.

In the fourth quarter of 2018, the operation produced 20,473 ounces of gold, a 26% decrease primarily due to gold ounces contained in-circuit at year-end 2018 due to timing of gold pours.

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During the fourth quarter, 86,447 tonnes of ore were milled at an average gold grade of 10.20 g/t and recovery of 97.6%. This compares to 88,273 tonnes of ore milled at an average gold grade of 9.52 g/t and recovery of 97.1% in the third quarter of 2018.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs per payable ounce of gold sold, which include all costs of inventory, and refining costs were $502 in the fourth quarter of 2018, higher than the $447 recorded in the third quarter of 2018. Higher cash costs were due to higher unit mining and general and administrative costs and lower production. Costs per tonne mined were $57 in the fourth quarter of 2018, 19% higher than in the previous quarter due to lower tonnes mined. Processing costs per tonne remained comparable to the prior quarter, while general and administrative unit costs increased by 34% in the fourth quarter of 2018 compared to the third quarter of 2018, due to adjustments to payroll accruals between the two quarters and lower tonnes milled. Cash costs per payable ounce of gold sold in 2018 were $505, lower than the $602 per payable ounce sold in 2017 due to lower unit mining costs and higher gold mill feed grade.

AISC per payable ounce of gold sold were $743 in the fourth quarter of 2018, compared to $596 in the third quarter, due to higher cash costs and higher per ounce underground capital development in conjunction with lower ounces sold. In 2018, AISC per payable ounce of gold sold decreased to $755 from $843 in 2017, mainly due to lower cash costs per payable ounce of gold sold.

Mine sales

A total of 21,711 ounces of gold were sold at an average realized price of $1,236 per ounce of gold during the fourth quarter of 2018. This compares to 29,175 ounces of gold sold in the third quarter of 2018 at an average realized price of $1,210 per ounce of gold. Gold sales totaled 91,410 ounces in 2018 compared to 86,087 ounces in 2017. Realized prices were marginally higher in 2018 than in 2017.

Exploration

At the Seabee Gold Operation, our 2018 objectives were to maximize Mineral Resource to Mineral Reserve conversion on the Santoy 8, and Santoy Gap zones. We were successful with those objectives, as 2018 Mineral Reserves increased 39% after depletion to 608,000 gold ounces (Proven Mineral Reserves were 94,500 ounces (0.33 million tonnes at an average gold grade of 9.00 g/t) and Probable Mineral Reserves were 513,500 ounces (1.73 million tonnes at an average gold grade of 9.24 g/t)). Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) at 2018 year-end are 26% higher at 856,000 gold ounces (Measured Mineral Resources were 170,000 ounces (0.45 million tonnes at an average gold grade of 11.7 g/t) and Indicated Mineral Resources were 686,000 ounces (1.85 million tonnes at an average gold grade of 11.56 g/t)). Inferred Mineral Resources for 2018 are 482,000 gold ounces (1.70 million tonnes at an average gold grade of 8.82 g/t), reflecting our focus on conversion activities during the year.

During the fourth quarter of 2018, Seabee Gold Operation completed 15,453 meters of underground drilling for a total of 52,500 meters for the year to infill the Santoy 8A and Santoy Gap deposits.

SSR Mining Inc.	PAGE 7

From surface, in the immediate vicinity of the Santoy mine, we completed 6,168 meters of drilling in the fourth quarter for a total of 24,389 meters of drilling for the year exploring at the Santoy Gap targets. Discovery and exploration of the Santoy Gap hanging wall ("HW") resulted in an initial Inferred Mineral Resource being reported in this mineralized structure sitting adjacent to the Santoy main ore zones. Greenfields drilling during the fourth quarter of 2018 totaled 3,552 meters with activities on the adjacent Fisher property, currently under option from Taiga Gold Corp.

For 2019, we are planning to drill 68,000 meters in the area of the Santoy mine, with another 16,000 meters of drilling on greenfields targets on property owned or optioned by us.

SSR Mining Inc.	PAGE 8

Puna Operations, Argentina (75% interest)
(amounts presented on a 100% basis)

	Three months ended				Total
Operating data	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	2018	2017
Total material mined (kt) (1)	897	—	—	—	897	—
Waste removed (kt) (1)	696	—	—	—	696	—
Strip ratio (1)	3.5	—	—	—	3.5	—
Mining cost ($/t mined) (1)	2.61	—	—	—	2.61	—
Ore milled (kt)	342	308	396	374	1,420	1,798
Silver mill feed grade (g/t)	133	96	110	115	114	152
Zinc mill feed grade (%)	1.14	1.25	0.71	—	0.84	—
Lead mill feed grade (%) (1)	0.92	—	—	—	0.92	—
Processing cost ($/t milled)	22.18	20.87	17.26	15.34	18.72	13.00
Silver recovery (%)	81.5	69.9	68.1	67.7	72.1	70.3
Zinc recovery (%)	49.5	38.1	31.5	—	39.3	—
Lead recovery (%) (1)	83.1	—	—	—	83.1	—
General and admin cost ($/t milled)	8.16	7.98	7.07	6.33	7.34	5.19

Silver produced ('000 oz)	1,189	666	954	938	3,747	6,177
Silver sold ('000 oz)	932	623	1,142	1,064	3,761	5,994

Zinc produced ('000 lb) (2)	4,014	3,241	1,520	—	8,775	—
Zinc sold ('000 lb) (2)	1,983	382	—	—	2,365	—

Lead produced ('000 lb) (3)	2,735	372	—	—	3,107	—
Lead sold ('000 lb) (3)	1,059	—	—	—	1,059	—

Realized silver price ($/oz) (4)	14.42	15.45	16.49	16.79	15.92	17.10

Cash costs ($/oz) (4, 5)	15.02	17.41	14.73	17.07	15.91	13.07
AISC ($/oz) (4, 5)	20.45	22.39	17.66	18.37	19.33	14.30

Financial Data ($000s)
Revenue	14,961	7,915	16,570	15,233	54,679	89,614
Income from mine operations	(788)	(2,440)	830	(1,753)	(4,151)	30,953
Capital expenditures	3,849	2,390	2,652	789	9,680	4,604
Deferred stripping	—	—	—	—	—	—
Exploration expenditures (6)	21	6	429	6	462	—

(1)	Data is for the period subsequent to December 1, 2018, the date upon which commercial production was declared at the Chinchillas mine.

(2)	Data for zinc production and sales relate only to zinc in zinc concentrate.

(3)	Data for lead production and sales relate only to lead in lead concentrate.

(4)
We report the non-GAAP financial measures of realized metal prices, cash costs and AISC per payable ounce of precious metal sold to manage and evaluate operating performance at Puna Operations. See “Cautionary Note Regarding Non-GAAP Measures”.

(5)
Cash costs and AISC per payable ounce of silver sold include stockpile inventory costs previously incurred of $5.30 for the three months ended December 31, 2017 (September 31, 2017 - $5.20, June 30, 2017 - $3.30, March 31, 2017 - $2.00) and $3.90 for the year ended December 31, 2017.

(6)	Includes capitalized and expensed exploration expenditures.

SSR Mining Inc.	PAGE 9

Mine production

In 2018, Puna Operations, of which we hold 75% interest, produced a total of 3.7 million ounces of silver, 8.8 million pounds of zinc and 3.1 million pounds of lead. On an attributable basis, silver production in 2018 totaled 2.8 million ounces.

During the year, ore was milled at an average of 3,890 tonnes per day. Ore milled contained an average silver grade of 114 g/t. The average silver recovery was 72.1%, a 3% improvement as compared to 2017.

In the fourth quarter of 2018, silver production was 1.2 million ounces, an increase of 79% relative to the third quarter, due mainly to the increased tonnage of higher-grade Chinchillas ore milled. On an attributable basis, silver production for the quarter totaled 0.9 million ounces.

Subsequent to the declaration of commercial production at Chinchillas, material mined in December 2018 totaled 897,000 tonnes, including 201,000 tonnes of ore.

During the fourth quarter of 2018, ore was milled at an average of 3,720 tonnes per day. In December ore was sourced exclusively from Chinchillas and achieved a 3,605 tonnes per day milling rate. Processed ore in the fourth quarter contained an average silver grade of 133 g/t, a 38% increase as compared to the third quarter of 2018, due to processing of high grade Chinchillas ore in December. The average silver recovery in the fourth quarter was 81.5%, a 17% increase over the third quarter.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include cost of inventory, treatment and refining costs, provincial royalties, export duties and by-product credits, were $15.02 per payable ounce of silver sold in the fourth quarter of 2018, a decrease from $17.41 per payable ounce of silver sold in the third quarter of 2018. Such decrease was primarily due to higher production resulting from higher silver grade of ore processed and recognition of by-product credits.

Cash costs per payable ounce of silver sold in 2018 increased to $15.91 from $13.07 in 2017. Until commercial production was declared at Chinchillas on December 1, 2018, Puna Operations processed sequentially lower grade stockpile ore since the closure of the Pirquitas open pit in January 2017.

AISC per payable ounce of silver sold in the fourth quarter of 2018 were at $20.45 compared to $22.39 in the third quarter due to lower cash costs and higher volumes sold. AISC of $19.33 per payable ounce of silver sold in 2018 were higher than $14.30 per payable ounce of silver sold in 2017 due to higher cash costs and higher capital investments per ounce sold.

Mine sales

Silver sales totaled 0.9 million ounces and attributable sales were 0.7 million in the fourth quarter of 2018, a 49% increase from the third quarter of 2018, due to higher production in the fourth

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quarter of 2018. Silver sales for the year totaled 3.8 million ounces and attributable share of silver sales in 2018 was 2.8 million ounces. This compares to 6.0 million ounces of silver sold in 2017.

Exploration

At Puna Operations, exploration activities were limited to the collection of detailed drone magnetic data at Chinchillas and the Pirquitas mine areas.

In 2018, we evaluated the potential for an underground mine at the Pirquitas deposit to provide supplemental ore to the Pirquitas mill. The study confirmed a technically feasible and economic project, however with a return below our investment thresholds at current metal prices. We have budgeted $1 million in 2019 for a 3,000-meter drill program to test for extensions to the mineralization that could have a positive impact on the project economics.

Chinchillas Project, Argentina

During the fourth quarter, pre-stripping activities at the Chinchillas project were completed, ore haulage met required tonnages and commercial production was declared on December 1, 2018. Ore feed to the Pirquitas plant has been sourced from the Chinchillas mine since that date. Metallurgical recovery performance of the Chinchillas ore has met or exceeded design.

Construction of the in-pit tailings pumping and delivery system is complete, the slurry pumps have been pre-commissioned, and the tailings pipeline hydraulic test finished. The water reclaim pipeline has been hydrostatically tested and the pumps installed in the barges. The power line to the pumps is finished and in service. Pre-commissioning and commissioning of the tailings system is in process.

The Chinchillas truck shop structure is nearing completion with the installation of the main structural steel, cladding and internal offices. Electrical installation continues and the bridge crane is scheduled for installation in February. Two truck bays are being temporarily used in operations, while the finishing equipping of the facility is in progress.

Certain infrastructure and remaining road upgrades within the scope of the project will continue into the first quarter of 2019 with remaining capital expenditures totaling $9 million. The project remains on budget.

Other Projects

Pitarrilla Project, Mexico

In 2018, we advanced a study evaluating the potential for an underground mine at the Pitarrilla project. The study confirmed a technically feasible and economic project; however, with a return below our investment thresholds at current metal prices. We are conducting a review of the geological model evaluating structural controls that may define higher grade areas that were potentially underestimated in the model originally developed for open pit purposes.

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Outlook

This section of the news release provides management's production, cost, capital, exploration and development expenditure estimates for 2019. See "Cautionary Note Regarding Forward-Looking Statements."
For the full year 2019, we expect:

Operating Guidance		Marigold mine	Seabee Gold Operation	Puna Operations (75% interest)(4)
Gold Production	oz	200,000 - 220,000	95,000 - 110,000	—
Silver Production (Attributable)	Moz	—	—	6.0 - 7.0 (4.5 - 5.3)
Lead Production (Attributable)	Mlb	—	—	20.0 - 26.0 (15.0 - 19.5)
Zinc Production (Attributable)	Mlb	—	—	15.0 - 20.0 (11.3 - 15.0)
Cash Costs per Payable Ounce Sold (1)	$/oz	750 - 790	525 - 555	8.00 - 10.00
Sustaining Capital Expenditures (2)	$M	35	25	12
Capitalized Stripping / Capitalized Development	$M	20	12	20
Exploration Expenditures (3)	$M	7.5	6	1

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Cautionary Note Regarding Non-GAAP Measures”.

(2)	Sustaining capital expenditures for Puna Operations exclude initial capital expenditures related to the development of the Chinchillas project.

(3)	Includes capitalized and expensed exploration expenditures.

(4)	Shown on a 100% basis unless otherwise indicated by "attributable" which is shown on a 75% basis.

Based on the mid-points of guidance, on a consolidated basis we expect to produce 395,000 gold equivalent ounces in 2019 at gold equivalent cash costs of $700 per ounce. On an attributable basis we expect to produce 375,000 gold equivalent ounces in 2019 at gold equivalent cash costs of $700 per ounce based on the mid-points of guidance.

At the Marigold mine, gold production is expected to increase in 2019 with the full-year benefits from the four haul trucks added to the fleet in mid-2018 and production from the new leach pad beginning in the first quarter of 2019. Due to the ongoing positive operating performance and optimization of pit designs, cash costs guidance of between $750 and $790 per payable gold ounce sold is an improvement to the forecast from the 2018 Technical Report. Capital investments are expected to total $35 million in 2019, including $22 million in the mine for maintenance and purchase of mobile fleet as well as $10 million for accelerated leach pad construction and process infrastructure. To accommodate the higher ore tonnes mined and to provide additional operating flexibility regarding leach cycles, construction of a leach pad is expected to be accelerated to the second half of 2019 from 2020. Capitalized stripping is expected to total $20 million with the majority incurred through the first three quarters of the year. Exploration expenditures totaling $7.5 million re-focuses to Mackay, Valmy and Basalt with the goals of adding Mineral Reserves and defining additional Mineral Resources within these areas. Having completed the Red Dot exploration program in 2018, we intend to complete geotechnical drilling and engineering of the remaining Red Dot Mineral Resources with the objective of evaluating the potential for additional Red Dot Mineral Reserves by mid-2019.

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At the Seabee Gold Operation, we expect to continue executing our plan of increasing mining and milling rates and to deliver another record gold production year in 2019. The plan includes investment of $7 million in underground mining equipment to increase capacity and reliability. With higher tonnes mined and demonstrated milling infrastructure capacity, cash costs are expected to remain low at between $525 and $555 per payable gold ounce sold. Due to continued exploration success at Seabee, we are embarking on an expansion to tailings capacity in excess of that contemplated in the 2017 Technical Report. The first phase is expected to be completed in 2019 at an investment of $15 million, with the remaining sustaining capital investments related to the mill and surface infrastructure. Capitalized development expenditures of $12 million support higher mining rates and reflect the development strategy for the Santoy complex. Exploration expenditures at Seabee total $6 million to continue underground exploration at depth, expansion of Santoy Gap HW and continued testing of surface targets.

At Puna Operations, with commercial production of the Chinchillas open pit achieved, 2019 marks the first anticipated full year of ore production from the Chinchillas mine transported for processing at the Pirquitas mill. Puna is expected to produce between 6.0 and 7.0 million ounces of silver at cash costs of between $8.00 and $10.00 per payable silver ounce sold. Reported cash costs may vary quarter to quarter due to the by-product credits arising from the production of lead and zinc as such credits vary based on the timing of sales of each concentrate. Capital investments at Puna of $12 million include $5 million for mine equipment maintenance, and $5 million for plant equipment maintenance. Capitalized stripping is elevated through 2019 as the mine completes the highwall pushback and commences stripping the next phase of the Chinchillas pit. As Chinchillas operations ramp-up through 2019, only waste material will be mined over certain periods of the year with ore stockpiled during the pre-production phase transported to and processed at the Pirquitas mill.

With Puna focused on optimization of the mine, transport and mill operations through 2019, limited exploration expenditures of $1 million are planned in the second half of the year.

As previously announced, the completion of certain Chinchillas project infrastructure carries over into 2019, with the remaining investment of approximately $9 million expected to be incurred in the first quarter. The project remains on budget.

In addition to exploration at our three operating mines, we expect to invest $3 million in exploration on the Fisher project adjacent to our Seabee Gold Operation. Community, development and holding costs related to non-operating properties total approximately $5 million.

Gold equivalent figures for our 2019 operating guidance are based on gold-to-silver ratio of 81:1. Cash costs and capital expenditures guidance is based on an oil price of $65 per barrel and exchange rate of 1.25 Canadian dollar to U.S. dollar.

SSR Mining Inc.	PAGE 13

Consolidated Financial Summary
(presented in thousands of U.S., dollars, except for per share value)

Selected Financial Data (1)
	Three Months Ended December 31		Year Ended December 31
	2018	2017	2018	2017
	$	$	$	$
Revenue	103,712	107,881	420,675	448,773
Income from mine operations (1)	16,536	21,190	76,845	113,263
Gross margin	16%	20%	18%	25%
Operating income (1)	3,061	19,937	29,895	101,332
Net (loss) income	(2,544)	16,850	(31)	71,466
Basic attributable (loss) income per share	(0.03)	0.14	0.05	0.58
Adjusted attributable income before tax (1)	(345)	3,542	28,586	46,281
Adjusted attributable net income (1)	4,369	2,862	27,961	40,074
Adjusted basic attributable income per share (1)	0.04	0.02	0.23	0.34
Cash (used in) generated by operating activities	(3,744)	45,175	59,769	144,725
Cash used in investing activities	(63,028)	(9,633)	(115,930)	(15,494)
Cash generated by financing activities	11,903	1,942	20,516	4,601

Financial Position	December 31, 2018		December 31, 2017
Cash and cash equivalents	419,212		459,864
Marketable securities	29,542		114,001
Current assets	733,119		799,597
Current liabilities	83,254		71,466
Working capital (1)	649,865		728,131
Total assets	1,521,138		1,537,454

(1)
We report non-GAAP financial measures including income from mine operations, operating income, adjusted attributable income before tax, adjusted attributable net income, adjusted basic attributable income per share, to manage and evaluate our operating performance. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Quarterly financial summary

Revenue in the fourth quarter of 2018 decreased by 4% relative to the comparative quarter in 2017, due principally to lower gold and silver prices. Gold production was similar to the comparative quarter but gold sales were approximately 3,000 ounces lower due to timing of shipments. Silver production was also similar to the comparative quarter as commercial production was reached at the Chinchillas mine on December 1, 2018 providing a strong finish to the quarter as the Pirquitas plant transitioned to solely Chinchillas ore. Silver sales increased marginally relative to the comparative quarter but the increase did not offset the factors discussed above. Sales of lead and zinc commenced in the quarter with the resumption of base metal production from Pirquitas and Chinchillas ores, but sales were well below production due to timeframes required to ramp up international concentrate sales.

Income from mine operations in the fourth quarter of 2018 generated a gross margin of 16%, lower than the 20% gross margin generated in the fourth quarter of 2017, mainly due to lower realized metal prices impacting margins at the Marigold mine and Puna Operations. Relative to the

SSR Mining Inc.	PAGE 14

comparative prior year quarter, the Seabee Gold Operation generated higher income from mine operations as lower cost and depreciation more than offset lower realized prices.

In the fourth quarter of 2018, we incurred a net loss of $2.5 million, compared to net income of $16.9 million in the fourth quarter of 2017. In addition to the lower metal prices and finished goods inventory build of gold and concentrates discussed above, we recognized a share-based compensation and payroll expense of $8.3 million principally resulting from stronger relative and absolute share price performance over the quarter. We also recognized an expense of $2.8 million related to the premium paid over the prevailing market price for purchase of the shares of SilverCrest Metals Inc. ("SilverCrest"). The subsequent increase in value of SilverCrest shares of $4.3 million was recognized in other comprehensive income. During the quarter, a foreign exchange loss was recognized as the Argentine peso stabilized and strengthened relative to the end of the third quarter. Net income in the fourth quarter of 2017 benefited from a tax recovery of $5 million.

Cash used in operating activities was $3.7 million in the fourth quarter of 2018 compared to $45.2 million generated in the fourth quarter of 2017. Lower metal prices combined with lower gold sales at higher unit costs more than offset higher silver sales at lower unit costs at Puna Operations. Operating activities were impacted by a $22.3 million increase in non-cash working capital due to a combination of increased gold and concentrate finished goods inventories, inventory in circuit at Seabee Gold Operation, Chinchillas ore stockpiles at Puna Operations and a reduction in trade payables at year-end, particularly related to the Chinchillas project. We used $63.0 million in investing activities in the fourth quarter of 2018. We invested $23.1 million in the SilverCrest share purchase, $10.6 million in property, plant and equipment, and $18.9 million in the Chinchillas project and loaned $8 million to our joint venture partner. This compared to $9.6 million of cash used for investing activities in the fourth quarter of 2017 as the quarter benefited from $63.4 million of Pretium share sale proceeds. We received $8.8 million from our joint venture partner for its share of the development costs of the Chinchillas project.

Annual financial summary

The 6% decrease in revenue for the year of 2018 compared to the year of 2017 was due to an 8% decrease in equivalent payable gold ounces sold somewhat offset by a higher average realized gold price. The decrease was more than offset by lower silver ounces sold from Puna Operations, as lower grade ore stockpiles were processed through the development of the Chinchillas project.

Income from mine operations in 2018 generated a gross margin of 18%, lower than the 25% in 2017. Higher sales of gold at lower cost of sales at the Seabee Gold Operation was more than offset by lower sales of silver at Puna Operations and higher cost of sales at the Marigold mine. In the year ended December 31, 2017, the release of a supplies inventory provision at Puna Operations and the resolution of our export duty claim in Argentina resulted in a $10.5 million reduction to cost of sales, increasing the 2017 reported gross margin.

Our strong relative and absolute share price performance resulted in a $9.1 million higher share-based payment expense in 2018 relative to 2017 being recognized through general and administrative expense. We incurred a $2.8 million expense related to the premium paid over the prevailing market price on recording the investment in SilverCrest shares. The subsequent increase in value of SilverCrest shares of $4.3 million was recognized in other comprehensive income. We reported an elevated effective tax rate due to a $4.7 million tax expense related to the Argentine re-organization recorded in the second quarter of 2018. As a result, a small net loss was reported

SSR Mining Inc.	PAGE 15

in 2018. Net income for 2017 benefitted by an impairment reversal of the Pirquitas plant of $24.4 million resulting from its life extension following the formation of Puna Operations.

Cash generated from operating activities was $59.8 million in 2018, compared to $144.7 million in 2017. Higher sales and lower unit costs at the Seabee Gold Operation were more than offset by lower sales combined with higher unit costs both at Puna Operations and the Marigold mine. Non-cash working capital of $36 million was incurred as finished goods and ore inventories were built across all operations and particularly related to the development and ramp up at Chinchillas. We used $115.9 million in investing activities in the year ended December 31, 2018, compared to $15.5 million used in the comparative period of 2017. In 2018, we received $63.4 million from the sales of our remaining common shares of Pretium Resources Inc. ("Pretium") while investments in our business included $67.7 million in property, plant and equipment, $60.2 million in the Chinchillas project, $23.1 million in SilverCrest share purchase and loaned $8.0 million to our joint venture partner. We received $15.2 million from our joint venture partner for its share of the development and operating costs of the Chinchillas project.

Corporate Summary

SSR Mining has an experienced management team of mine-builders and operators with proven capabilities. We have a strong balance sheet with $419.2 million in cash and cash equivalents as at December 31, 2018. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

On January 1, 2018, we appointed Ms. Elizabeth A. Wademan and Mr. Simon A. Fish, to our Board of Directors with the objective to strengthen the Board's expertise in the areas of international capital markets and legal and corporate governance.

On May 3, 2018, we announced the appointment of Kevin O'Kane as Chief Operating Officer effective June 4, 2018, replacing Alan Pangbourne who retired at the end of May 2018.

On June 18, 2018, we released an updated life of mine plan for the Marigold mine in Nevada, U.S., which outlined an anticipated mine-life of over ten-years based on Mineral Reserves and an after-tax net present value of $552 million. We filed a technical report titled “NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada USA” dated July 31, 2018 (the “Marigold Technical Report”) in support of the updated life of mine plan, which is available on SEDAR at www.sedar.com, the EDGAR section of the SEC website at www.sec.gov and on our website.

As of June 30, 2018, we sold our remaining position of 9.0 million Pretium common shares for pre-tax cash proceeds of approximately $63.4 million and no longer hold any Pretium shares.

On December 1, 2018, we declared commercial production at Puna Operations' Chinchillas mine. Development of the mine, located approximately 45 kilometers from the Pirquitas plant, commenced in early 2018 and extends the life of the Pirquitas plant through mining of ore at Chinchillas, transporting the ore to Pirquitas and processing it through the existing Pirquitas plant.

On December 10, 2018, we completed a transaction with SilverCrest which owns the Las Chispas project, a high-grade development project in Mexico, to purchase, by way of private placement, a

SSR Mining Inc.	PAGE 16

9.7% ownership interest representing, 8,220,645 common shares of SilverCrest at a price of C$3.73 per common share for total consideration of C$30.7 million.

In 2018, we achieved our initial guidance for the seventh consecutive year by delivering gold equivalent production of over 345,000 ounces at cash costs of $736 and AISC of $1,087 per payable gold equivalent ounce sold.

Successful exploration activities in 2018 increased gold Mineral Reserves at the Marigold mine by 110,000 ounces to 3.3 million ounces and at the Seabee Gold Operation by 39% to 608,000 ounces.

SSR Mining Inc.	PAGE 17

Mineral Reserves and Mineral Resources

At December 31, 2018, our total estimated Proven and Probable gold Mineral Reserves were 3.91 million ounces and total estimated silver Proven and Probable Mineral Reserves were 38.7 million ounces. Mineral Reserves estimates for the Marigold mine, the Seabee Gold Operation and Puna Operations have been determined based on prices of $1,250 per ounce of gold and $18.00 per ounce of silver. These prices are unchanged from those used to determine the Mineral Reserves estimate at December 31, 2017, reflecting market conditions and consensus long-term metal prices. All Mineral Resources and Mineral Reserves estimates are reported on a 100% basis, except for Puna Operations. Mineral Resources and Mineral Reserves estimates of silver ounces for Puna Operations are reported on a 75% attributable basis.

At Marigold, our 2018 exploration program led to an increase in Mineral Reserves. Probable Mineral Reserves increased to 3.3 million ounces of gold (201.5 million tonnes at an average gold grade of 0.47 g/t), after accounting for mining depletion and minor modeling reductions, while gold grade increased to 0.47 g/t. The increase in Probable Mineral Reserves is attributable to our successful infill and exploration drilling programs, which converted Mineral Resources at a portion of Red Dot and Mackay, collectively adding 460,000 gold ounces to Mineral Reserves. We added 350,000 ounces of gold Mineral Reserves at Red Dot, which we refer to as Red Dot Phase 1. Depletion of Mineral Reserves due to 2018 gold production totaled 320,000 ounces. Indicated Mineral Resources (inclusive of Mineral Reserves) totaled 5.56 million ounces of gold (354.5 million tonnes at an average gold grade of 0.47 g/t) after accounting for mining depletion and mine plan optimization, offset by our successful exploration program. Inferred Mineral Resources declined to 400,000 ounces of gold (33.6 million tonnes at an average gold grade of 0.37 g/t) due to conversion of Mineral Reserves and Mineral Resources in certain areas, particularly Red Dot. In addition, for further information regarding our Mineral Reserves and Mineral Resources estimate at Marigold, please see the Marigold Technical Report.
At the Seabee Gold Operation, Proven and Probable Mineral Reserves total 608,000 ounces of gold (Proven Mineral Reserves were 94,500 ounces (0.33 million tonnes at an average gold grade of 9.00 g/t) and Probable Mineral Reserves were 513,500 ounces (1.73 million tonnes at an average gold grade of 9.24 g/t)), a 39% increase compared to year-end 2017 as a result of conversion at Santoy 8. Proven and Probable Mineral Reserves increases are due to conversion of 191,000 gold ounces at Santoy 8 and 92,000 gold ounces at Santoy Gap. Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) total 856,000 gold ounces (Measured Mineral Resources were 170,000 ounces (0.45 million tonnes at an average gold grade of 11.76 g/t) and Indicated Mineral Resources were 686,000 ounces (1.85 million tonnes at an average gold grade of 11.56 g/t)) at year-end 2018, reflecting an increase of 207,000 gold ounces at Santoy 8 and 17,000 gold ounces at Santoy Gap. As at December 31, 2018, Inferred Mineral Resources total 482,000 gold ounces (1.70 million tonnes at an average gold grade of 8.82 g/t), inclusive of our inaugural Inferred Mineral Resource estimate at Santoy Gap HW and reflecting a focus on Mineral Resources Conversion in 2018. In addition, for further information regarding our Mineral Reserves and Mineral Resources estimate at the Seabee Gold Operation, please see the technical report entitled “NI 43-101 Technical Report for the Seabee Gold Operation, Saskatchewan, Canada” dated October 20, 2017 ("Seabee Gold Operation Technical Report").

At Puna Operations, Proven and Probable Mineral Reserves decreased to 38.7 million ounces of silver (Proven Mineral Reserves were 4.5 million ounces (0.94 million tonnes at an average silver grade of 196 g/t) and Probable Mineral Reserves were 34.3 million ounces (9.38 million tonnes at an average silver grade of 152 g/t)) due to depletion at the Chinchillas mine, processing Pirquitas stockpiles and modeling adjustments. Measured and Indicated Mineral Resources (inclusive of

SSR Mining Inc.	PAGE 18

Mineral Reserves) total 89.0 million ounces of silver (Measured Mineral Resources were 6.6 million ounces (2.11 million tonnes at an average silver grade of 130 g/t) and Indicated Mineral Resources were 82.4 million ounces (29.51 million tonnes at an average silver grade of 116 g/t)) within the open pit, underground and stockpile inventory at both Chinchillas and Pirquitas. Inferred Mineral Resources are estimated to total 31.1 million ounces of silver (22.37 million tonnes at an average silver grade of 58 g/t) at December 31, 2018. In addition, for further information regarding our Mineral Reserves and Mineral Resources estimate at Puna Operations, please see the technical report entitled “NI 43-101 Technical Report Pre-feasibility Study of the Chinchillas Silver-Lead-Zinc Project, Jujuy Province, Argentina” dated May 15, 2017 (the “Chinchillas Technical Report”).

Details on Mineral Reserves and Mineral Resources by mine including tonnes, grades, ounces and notes, are presented below.

SSR Mining Inc.	PAGE 19

Mineral Reserves and Resources
(As of December 31, 2018)

								SSRM Interest	SSRM Interest
	Location	Tonnes	Silver	Gold	Lead	Zinc	SSRM	Silver	Gold
		millions	g/t	g/t	%	%	% Interest	million oz	million oz

MINERAL RESERVES:

Proven Mineral Reserves
Seabee	Canada	0.33		9.00			100		0.09
Chinchillas	Argentina	0.94	196		0.67	0.33	75	4.5
Total								4.5	0.09

Probable Mineral Reserves
Marigold	U.S.	201.50		0.47			100		3.06
Marigold Leach Pad Inventory	U.S.						100		0.24
Seabee	Canada	1.73		9.24			100		0.51
Chinchillas	Argentina	7.91	161		1.35	0.47	75	30.7
Chinchillas Stockpiles	Argentina	0.60	157		0.96	0.68	75	2.3
Pirquitas Stockpiles	Argentina	0.87	64			1.43	75	1.3
Total								34.3	3.81

Proven and Probable Mineral Reserves
Marigold	U.S.	201.50		0.47			100		3.06
Marigold Leach Pad Inventory	U.S.						100		0.24
Seabee	Canada	2.05		9.20			100		0.61
Chinchillas	Argentina	8.85	165		1.28	0.46	75	35.1
Chinchillas Stockpiles	Argentina	0.60	157		0.96	0.68	75	2.3
Pirquitas Stockpiles	Argentina	0.87	64			1.43	75	1.3
Total Proven and Probable								38.7	3.91

SSR Mining Inc.	PAGE 20

								SSRM Interest	SSRM Interest
	Location	Tonnes	Silver	Gold	Lead	Zinc	SSRM	Silver	Gold
		millions	g/t	g/t	%	%	% Interest	million oz	million oz

MINERAL RESOURCES:

Measured Mineral Resource (inclusive of Proven Mineral Reserves)
Seabee	Canada	0.45		11.76			100		0.17
Chinchillas	Argentina	2.11	130		0.52	0.39	75	6.6
Pitarrilla	Mexico	12.35	90		0.70	1.22	100	35.7
Total								42.4	0.17

Indicated Mineral Resources (inclusive of Probable Mineral Reserves)
Marigold	U.S.	354.50		0.47			100		5.32
Marigold Leach Pad Inventory	U.S.						100		0.24
Seabee	Canada	1.85		11.56			100		0.69
Chinchillas	Argentina	26.01	100		0.94	0.62	75	62.5
Pirquitas UG	Argentina	2.63	292			4.46	75	18.6
Pirquitas Stockpiles	Argentina	0.87	64			1.43	75	1.3
Pitarrilla	Mexico	147.02	97		0.32	0.87	100	460.7
Pitarrilla UG	Mexico	5.43	165		0.68	1.34	100	28.8
San Luis	Peru	0.48	578	22.40			100	9.0	0.35
Amisk	Canada	30.15	6	0.85			100	6.0	0.83
Total								586.9	7.42

Measured and Indicated Mineral Resources (inclusive of Mineral Reserves)
Marigold	U.S.	354.50		0.47			100		5.32
Marigold Leach Pad Inventory	U.S.						100		0.24
Seabee	Canada	2.29		11.60			100		0.86
Chinchillas	Argentina	28.13	102		0.91	0.60	75	69.1
Pirquitas UG	Argentina	2.63	292			4.46	75	18.6
Pirquitas Stockpiles	Argentina	0.87	64			1.43	75	1.3
Pitarrilla	Mexico	159.36	97		0.35	0.89	100	496.5
Pitarrilla UG	Mexico	5.43	165		0.68	1.34	100	28.8
San Luis	Peru	0.48	578	22.40			100	9.0	0.35
Amisk	Canada	30.15	6	0.85			100	6.0	0.83
Total Measured and Indicated								629.3	7.59

Inferred Mineral Resources
Marigold	U.S.	33.60		0.37			100		0.40
Seabee	Canada	1.70		8.82			100		0.48
Chinchillas	Argentina	21.29	50		0.54	0.81	75	25.7
Pirquitas UG	Argentina	1.08	207			7.45	75	5.4
Pitarrilla	Mexico	8.52	77		0.18	0.58	100	21.2
Pitarrilla UG	Mexico	1.23	138		0.89	1.25	100	5.5
San Luis	Peru	0.02	270	5.60			100	0.2	0.00
Amisk	Canada	28.65	4	0.64			100	3.7	0.59
Total Inferred								61.6	1.48

SSR Mining Inc.	PAGE 21

Notes to Mineral Reserves and Mineral Resources Table
All estimates set forth in the Mineral Reserves and Mineral Resources table have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). The estimates of Mineral Reserves and Mineral Resources for each property other than the Marigold mine, the Seabee Gold Operation and the Amisk project have been reviewed and approved by Bruce Butcher, P.Eng., our Director, Mine Planning, and F. Carl Edmunds, P.Geo., our Vice President, Exploration, each of whom is a qualified person.
Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.
Mineral Reserves and Mineral Resources estimates of silver ounces for Puna Operations, comprised of Chinchillas and Pirquitas, are reported on a 75% attributable basis. Mineral Reserves and Mineral Resources figures have some rounding applied, and thus totals may not sum exactly. All ounces reported herein represent troy ounces, and “g/t” represents grams per tonne. All $ references are in U.S. dollars. All Mineral Reserves and Mineral Resources estimates are as at December 31, 2018.
Metal prices utilized for Mineral Reserves estimates are $1,250 per ounce of gold, $18.00 per ounce of silver, $0.90 per pound of lead and $1.00 per pound of zinc. Metal prices utilized for Mineral Resources estimates are $1,400 per ounce of gold, $20.00 per ounce of silver, $1.10 per pound of lead and $1.30 per pound of zinc, except as noted below for each of the Chinchillas project, the San Luis project and the Amisk project.
All technical reports for the properties are available under our profile on the SEDAR website at www.sedar.com or on our website at www.ssrmining.com.
Marigold Mine

▪
Except for updates to cost parameters, all other key assumptions, parameters and methods used to estimate Mineral Reserves and Mineral Resources and the data verification procedures followed are set out in the Marigold Technical Report. For additional information about the Marigold mine, readers are encouraged to review the Marigold Technical Report.

▪
Mineral Reserves estimate was prepared under the supervision of James Frost, P.E., a qualified person and our Technical Services Superintendent at the Marigold mine, and is reported at a cut-off grade of 0.065 g/t payable gold.

▪
Mineral Resources estimate was prepared under the supervision of James N. Carver, SME Registered Member, our Chief Geologist at the Marigold mine, and Karthik Rathnam, MAusIMM (CP), our Resource Manager, Corporate, each of whom is a qualified person. Mineral Resources estimate is reported based on an optimized pit shell at a cut-off grade of 0.065 g/t payable gold, and includes an estimate of Mineral Resources for mineralized stockpiles using Inverse Distance cubed.

Seabee Gold Operation

▪
Except for updates to cost parameters, mill recovery and dilution to include recent operating results, and resource modeling techniques based on recommendations set forth in the Seabee Gold Operation Technical Report, all other key assumptions, parameters and methods used to estimate Mineral Reserves and Mineral Resources and the data verification procedures followed are set out in the Seabee Gold Operation Technical Report. For additional information about the Seabee Gold Operation, readers are encouraged to review the Seabee Gold Operation Technical Report.

▪
Mineral Reserves estimate was prepared under the supervision of Kevin Fitzpatrick, P.Eng., a qualified person and our Engineering Supervisor at the Seabee Gold Operation. Mineral Reserves estimate for the Santoy mine is reported at a cut-off grade of 3.31 g/t gold.

SSR Mining Inc.	PAGE 22

▪	Mineral Resources estimate was prepared under the supervision of Jeffrey Kulas, P.Geo., a qualified person and our Manager Geology, Mining Operations at the Seabee Gold Operation.

▪	Block modeling techniques were used for Mineral Resources and Mineral Reserves evaluation for the Santoy mine and Porky West deposits.

▪
The preliminary economic assessment set forth in the Seabee Gold Operation Technical Report is preliminary in nature, and it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the preliminary economic assessment will be realized.

Puna Operations

▪
Chinchillas Mineral Reserves estimate is reported at a cut-off grade of $37.80 per tonne net smelter return (“NSR”). For additional information on the key assumptions, parameters and methods used to estimate Chinchillas Mineral Reserves and the data verification procedures followed, readers are encouraged to review the Chinchillas Technical Report.

▪
Chinchillas Mineral Resources estimate is reported at a base case cut-off grade, which reflects the transport to and processing of ore at the Pirquitas plant, of 60.00 grams per tonne silver equivalent based on projected operating costs and using metal price assumptions of $22.50 per ounce of silver, $1.00 per pound of lead and $1.10 per pound of zinc. For additional information on the key assumptions, parameters and methods used to estimate Chinchillas Mineral Resources and the data verification procedures followed, readers are encouraged to review the Chinchillas Technical Report.

▪
Pirquitas underground Mineral Resources (Pirquitas UG) estimate is reported below the completed open pit shell; Mineral Resources estimate for the Mining Area (which includes San Miguel, Chocaya, Oploca and Potosí zones) is reported at a cut-off grade of $100.00 per tonne NSR for San Miguel, Oploca and Potosi, and $90.00 per tonne NSR for Cortaderas.

▪
Pirquitas Mineral Reserves and Pirquitas Mineral Resources estimates in surface stockpiles are reported at a cut-off grade of $20.00 per tonne NSR, respectively, and were determined based on grade, rehandling costs and recovery estimates from metallurgical testing.

San Luis Project

▪	Mineral Resources estimate is reported at a cut-off grade of 6.0 g/t gold equivalent, using metal price assumptions of $600 per ounce of gold and $9.25 per ounce of silver.

Pitarrilla Project

▪	Mineral Resources estimate for the open pit is reported at a cut-off grade of $16.38 per tonne NSR for direct leach material, and $16.40 per tonne NSR for flotation/leach material.

▪
Underground Mineral Resources (Pitarrilla UG) estimate is reported below the constrained open pit resource shell above a cut-off grade of $80.00 per tonne NSR, using grade shells that have been trimmed to exclude distal and lone blocks that would not support development costs.

Amisk Project

▪
Mineral Resources estimate was prepared by Sebastien Bernier, P.Geo., a qualified person. Mineral Resources estimate is reported at a cut-off grade of 0.40 grams of gold equivalent per tonne using metal price assumptions of $1,100 per ounce of gold and $16.00 per ounce of silver inside conceptual pit shells optimized using metallurgical and process recovery of 87%, overall ore mining and processing costs of $15.00 per tonne and overall pit slope of fifty-five degrees.

SSR Mining Inc.	PAGE 23

Qualified Persons
Except as otherwise set out herein, the scientific and technical information contained in this news release relating to the Marigold mine has been reviewed and approved by James Frost, PE and James N. Carver, each of whom is a SME Registered Member and a qualified person under NI 43-101. Mr. Frost is our Technical Services Superintendent and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Chapman is our General Manager and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this news release relating to Puna Operations has been reviewed and approved by Bruce Butcher, P.Eng., and F. Carl Edmunds, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Butcher is our Director, Mine Planning and Mr. Edmunds is our Vice President, Exploration.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our audited consolidated financial statements and the MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.ssrmining.com.

▪	Conference call and webcast: Friday, February 22, 2019, at 11:00 a.m. EST.

Toll-free in U.S. and Canada:	+1 (800) 319-4610
All other callers:	+1 (416) 915-3239
Webcast:	http://ir.ssrmining.com/investors/events

▪	The conference call will be archived and available on our website.
Audio replay will be available for two weeks by calling:

Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 2861
All other callers:	+1 (412) 317-0088, replay code 2861

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
W. John DeCooman, Jr.
Senior Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

Cautionary Note Regarding Forward-Looking Statements:

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; timing of production; future costs of inventory, cash costs and AISC per payable ounce of gold, silver and other metals sold; expected exploration and development expenditures; the prices of gold, silver and other metals; our ability to discover new areas of mineralization, to convert Inferred Mineral Resources to Indicated Mineral Resources, to expand Mineral Reserves and to convert Mineral Resources into Mineral Reserves; the timing and extent of capital investment at our operations; the timing and extent of capitalized stripping at our operations; the Seabee Gold Operation continuing to deliver growth and Puna Operations ramping-up to steady-state operations in 2019; our cash position remaining strong for 2019 growth and beyond; the expansion of the Seabee Gold Operation based on the results of the 2017 Technical Report, including the increase of mining and milling rates; the expansion of tailings at the Seabee Gold Operation, the timing and capacity thereof, and such capacity being in excess of that contemplated under the 2017 Technical Report, the anticipated effect of equipment purchases at the Marigold mine on future production; the construction of a leach pad at the Marigold mine, and the timing and effects thereof; only waste material being mined over certain periods of 2019 at Chinchillas with ore stockpiled during the pre-production phase being transported and processed at the Pirquitas mill; the completion of certain Chinchillas project infrastructure, the timing thereof and such remaining on budget; anticipated community, development and holding costs; estimated production rates for gold, silver and other metals produced by us; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us and the timing thereof; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; our ability to obtain necessary permits for the Chinchillas project; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency and interest rate fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in SilverCrest Metals Inc. and our other marketable securities, due to changes in price, liquidity or disposal

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cost of such marketable securities; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at Puna Operations; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; failure to effectively manage our tailings facilities; social and economic changes following closure of a mine, may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change, including extreme weather conditions; fully realizing our interest in deferred consideration received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; an event of default under our Notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other

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than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cash costs and AISC per payable ounce of precious metals sold, realized metal prices, adjusted attributable income (loss) before tax, adjusted attributable net income (loss), adjusted basic attributable income (loss) per share, operating income and working capital. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements. Readers should refer to “Non-GAAP and Additional GAAP Financial Measures” in section 10 of our MD&A, available under our corporate profile at www.sedar.com or on our website at www.ssrmining.com, for a more detailed discussion of how we calculate such measures and for a reconciliation of such measures to IFRS terms.

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